Commonwealth of Virginia



STATE CORPORATION COMMISSION

Richmond, September 2, 2020

This is to certify that the certificate of incorporation of

REVO H2 Corporation

was this day issued and admitted to record in this office and that the said corporation is authorized to transact its business subject to all Virginia laws applicable to the corporation and its business.

Effective date: September 2, 2020



STATE CORPORATION COMMISSION
Attest:

_____
Interim Clerk of the Commission

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, SEPTEMBER 2, 2020

The State Corporation Commission has found the accompanying articles of incorporation submitted on behalf of

REVO H2 Corporation

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF INCORPORATION

be issued and admitted to record with the articles of incorporation in the Office of the Clerk of the Commission, effective September 2, 2020.

The corporation is granted the authority conferred on it by law in accordance with the articles of incorporation, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By

Jehmal T. Hudson
Commissioner

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 11103980
Filing Number: 2009021027700
Filing Date/Time: 09/02/2020 02:36 PM
Effective Date/Time: 09/02/2020 02:36 PM

Stock Corporation - Articles of Incorporation

Entity Information

Entity Name: REVO H2 Corporation

Entity Type: Stock Corporation

Business Type

Industry Code: 0 - General

Duration

Perpetual(forever)

Authorized Shares

Total Shares: 1000

Registered Agent Information

RA Type: Individual

Locality: LOUDOUN COUNTY

RA Qualification: Initial Director of the Corporation

Name: Ruben Creus

Email Address: N/A

The corporation's initial registered office address, including the street and number, if any, which is identical to the business office of the initial registered agent, is:

Registered Office Address: 21321 Cameron Hunt Pl, Ashburn, VA, 20147, USA

Contact Number: N/A

Principal Office Address

Address: 2201 Cooperative Way Ste 600, Herndon, VA, 20171 - 3005, USA

Principal Information

Director	Name	Address
Yes	Ruben Creus	2201 Cooperative Way Ste 600, Herndon, VA, 20171 - 3005, USA

Signature Information

Date Signed: 09/02/2020

Entity Name	Entity Type	Printed Name	Signature	Title
LegalZoom.com, Inc	Stock Corporation	Cheyenne Moseley	Cheyenne Moseley	Incorporator

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, FEBRUARY 24, 2021

The State Corporation Commission has found the articles of amendment submitted on behalf of

REVO ZERO Corporation

(formerly known as REVO H2 Corporation)

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective February 24, 2021.

STATE CORPORATION COMMISSION

By

Jehmal T. Hudson
Commissioner

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 11103980
Filing Number: 2102242958062
Filing Date/Time: 02/24/2021 01:13 PM
Effective Date/Time: 02/24/2021 01:13 PM

Stock Corporation - Articles of Amendment - Name Change

The undersigned, on behalf of the corporation set forth below, pursuant to § 13.1-710 of the Code of Virginia, states as follows:

Entity Information

Entity Name:	REVO H2 Corporation	Entity Type:	Stock Corporation
Entity ID:	11103980	Formation Date:	09/02/2020
Status:	Active		

Name Change

Entity Name:	REVO ZERO Corporation

Adoption and Vote

Date of Adoption

Date Articles were adopted: 02/05/2021

The amendment was approved by the unanimous consent of the shareholders on 02/05/2021.

Signature Information

Date Signed: 02/24/2021

Printed Name	Signature	Title
Ruben Creus	Ruben Creus	Presidennt

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

AT RICHMOND, JUNE 21, 2021

The State Corporation Commission has found the articles of amendment submitted on behalf of

REVO ZERO Corporation

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective June 21, 2021.

STATE CORPORATION COMMISSION

By

Angela L. Navarro
Commissioner

Commonwealth of Virginia
State Corporation Commission
Office of the Clerk
Entity ID: 11103980
Filing Number: 2106213376158
Filing Date/Time: 06/21/2021 10:59 AM
Effective Date/Time: 06/21/2021 10:59 AM

Stock Corporation - Articles of Amendment

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

Entity Information

Entity Name:	REVO ZERO Corporation	Entity Type:	Stock Corporation
Entity ID:	11103980	Formation Date:	09/02/2020
Status:	Active		

Business Type

Industry Code: 0 - General

Duration

Perpetual(forever)

Authorized Shares

Total Shares: 25000000

Amendment Type

Amendment Type: Authorized Shares

Adoption and Vote

Date of Adoption

Date Articles were adopted: 06/14/2021

The amendment was approved by the unanimous consent of the shareholders on 06/14/2021.

Signature Information

Date Signed: 06/21/2021

Printed Name	Signature	Title
Ruben Creus	Ruben Creus	President